Filed Pursuant To Rule 433

Registration No. 333-275079

March 5, 2024

WFTS (ABC - TAMPA, FL): Grayscale Media Tour

ALLISON GODLOVE: Spot Bitcoin ETFs. Have you ever heard of them? They're making the news these days with the Securities and Exchange Commission approving some to be traded on the major stock exchanges. The floodgates have opened for all investors to more easily include crypto in their portfolios. If none of this is making sense to you, here to give us an overview is John Hoffman, Head of Distribution and Partnerships at Grayscale, the world's largest crypto manager.

MANAGING DIRECTOR, GRAYSCALE INVESTMENTS, JOHN HOFFMAN: Hi, this is John Hoffman with Grayscale investments. I'm the head of Distribution and Partnerships and looking forward to discussing the new spot Bitcoin ETFs here in the United States. Spot refers to the current market price in this instance, of Bitcoin. Bitcoin, the second word there is the world's largest cryptocurrency with over a trillion dollars in assets. And the 3rd was ETF, that's an exchange traded fund. So these are pooled investment vehicles that trade on an exchange like a stock. And so when we put that all together spot Bitcoin ETFs have made it easier, simpler, more convenient to invest in Bitcoin directly from your brokerage account. They came to market about a month and a half ago here in the U.S. January 11th and they've been very popular with over 40 billion dollars in assets in the funds today with tremendous trading volume as well. We do think about, here at Grayscale, investing for long-term purposes. Bitcoin has been volatile, which means that its price can go up and down. So we think about long-term investing and a small part of the portfolio. GBTC is the Grayscale Bitcoin trust. it's the world's largest Bitcoin fund so when we're talking about those spot Bitcoin ETFs, GBTC is a spot Bitcoin ETF and it's been tracking the price of Bitcoin very, very well. High trading volumes and again over 25 billion dollars of assets. So there's been a tremendous amount of demand for GBTC as well. I encourage you to visit www dot grayscale that's g r a y scale dot com. you can learn more about GBTC the world's largest Bitcoin fund. You can also learn more about cryptocurrency investing and the products that we offer at Grayscale, you can subscribe to our research as well.

Grayscale Bitcoin Trust (BTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903 - 2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.